United States securities and exchange commission logo





                            February 6, 2022

       Pui Lung Ho
       Chief Executive Officer
       WANG & LEE GROUP, Inc.
       5/F Wing Tai Factory Building
       3 Tai Yip Street, Kwun Tong,
       Kowloon, Hong Kong

                                                        Re: WANG & LEE GROUP,
Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
10, 2022
                                                            CIK No. 0001899658

       Dear Mr. Ho:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. We note the statement that you are headquartered in Hong Kong and not mainland China.
                                                        Please disclose
prominently on the prospectus cover page that you are not a Chinese or
                                                        Hong Kong operating
company but a BVI Cayman Islands holding company with
                                                        operations conducted by
your subsidiaries in China and Hong Kong.
   2. We note the statement As of the current date, none of our companies has not distributed any cash dividends or
made any cash distributions.    Please revise to clarify whether any
                                                        transfers, dividends,
or distributions have been made to date between the holding
 Pui Lung Ho
FirstName LastNamePui
WANG & LEE    GROUP, Lung
                      Inc. Ho
Comapany6,NameWANG
February   2022       & LEE GROUP, Inc.
February
Page 2 6, 2022 Page 2
FirstName LastName
         company, its subsidiaries, or to investors, and quantify the amounts where applicable.
         Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
3. We note your disclosure on the prospectus cover page about the legal and operational risks associated with having a majority of your operations in China/Hong Kong. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.
Additionally, please
         specifically address the extent to which you believe that you are compliant with the regulations or policies that have been issued by the Cyberspace Administration of China to date. In addition, your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

4. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout your prospectus so that it is clear to investors which entity the disclosure is referencing and which entity is conducting the business. Refrain
         from using terms such as    we   ,   our    or    Group    when
describing activities or functions.
         Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

5. We note your disclosure here that you intend to take advantage of the extended transition period for the implementation of new or revised accounting standards. Please reconcile this disclosure with your disclosure on the prospectus cover page and page 32 that you will not avail yourself of the exemption.
Table of Contents, page iii

6. We note your disclosure here and on page 2 that you have not independently verified third-party industry data and "do not make any representation as to the accuracy of the information." Please remove these statements as they imply an inappropriate disclaimer of responsibility with respect to such information.
Prospectus Summary, page 4

7. We note your disclosure here and on pages 45, 64, and 66 that you "believe [you] are a market leader in each of the markets that [you] serve" and that you define relative market share as "the percentage of jobs [you] win in a local market compared to the jobs [you]
         bid in a local market." Please clarify your disclosure to define "market," "local market"
         and specifythe markets you serve. What is the approximate percentage of jobs you win and how does that compare to the percentages of your competitors?
8. Please disclose in the prospectus summary, as you have done on page 28 of your risk factors, that trading in your securities may be prohibited under the Holding Foreign
 Pui Lung Ho
FirstName LastNamePui
WANG & LEE    GROUP, Lung
                      Inc. Ho
Comapany6,NameWANG
February   2022       & LEE GROUP, Inc.
February
Page 3 6, 2022 Page 3
FirstName LastName
         Companies Account Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result the Nasdaq Capital Market may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
9. In your summary of risk factors beginning on page 7, disclose the risks that your corporate
         structure and being based in or having the majority of the company   s
operations in
         China/Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in
         China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
11. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that an subsidiaries have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors.
 Pui Lung Ho
FirstName LastNamePui
WANG & LEE    GROUP, Lung
                      Inc. Ho
Comapany6,NameWANG
February   2022       & LEE GROUP, Inc.
February
Page 4 6, 2022 Page 4
FirstName LastName



Competitive Strengths, page 6

12. We note the reference on page 5 and elsewhere to "well-known theme parks" as recent projects. Advise us why you highlight the named parks. What characteristics make them representative of your projects? Please revise your prospectus summary to balance the discussion of your strengths with an equally prominent discussion of your weaknesses and/or risks, such as the liquidity risk arising from the substantial doubt about your ability to continue as a going concern.
Our Corporate Structure, page 8

13. We note your disclosure that Pui Lung Ho currently owns 100% of the interests in Wang
         & Lee Brothers, Inc. Please revise your corporate structure chart in the prospectus summary to reflect this ownership. Additionally, revise to clarify which entity is the registrant, which entity or entities conduct your operations, and include disclosure indicating the public ownership after the offering.
Implications of Being a Controlled Company, page 10

14. Please clarify whether you intend to avail yourself of the controlled company exemptions under the Nasdaq rules. We note your disclosure here that you "are permitted to elect to rely, and will rely, on certain exemptions" and also that you "currently do not intend to rely on the 'controlled company' exemption under the Nasdaq listing rules." If so, please clarify in your prospectus summary and risk factors as well.
Risk Factors, page 13

15.      We note your disclosure on pages 28 and 29 about the Holding Foreign
Companies
         Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if
         enacted, would decrease the number of    non-inspection years    from
three years to two
         years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
16. We note the discussion of the Cyberspace Administration of China (CAC) and statement on page 26 that supervision by the CAC may "negatively impact operations." In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
 Pui Lung Ho
FirstName LastNamePui
WANG & LEE    GROUP, Lung
                      Inc. Ho
Comapany6,NameWANG
February   2022       & LEE GROUP, Inc.
February
Page 5 6, 2022 Page 5
FirstName LastName
17. We note your disclosure here that "a small extent" of your business operations are in mainland China. You state on page 24 that "all of your operations are in HK
         SAR." Please revise here and where appropriate to provide a breakdown of the portion of your business operations in mainland China to the extent material.
18. Please revise here or in another risk factor to address significant corporate governance and other practices and regulatory differences from those of issuers based in the United
         States. We note, for example, the disclosure beginning on page 99. Please also prominently disclose these material differences in your prospectus summary.
19. We note your disclosure regarding a material weakness identified during the preparation of your financial statements. Please disclose what steps, if any, remain to fully remediate the material weakness and provide an estimate of how long remediation will take.
20. Please address your auditor's going concern opinion in your prospectus summary and in the risk factor on page 18.
Use of Proceeds, page 40

21. Please clarify what you mean by "workshop" and explain what types of properties are intended to be purchased with 30% of the proceeds.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
45

22. We note the statement on page 46 regarding substantial doubt about your ability to continue as a going concern and plans to "focus resources on smaller scale environmental engineering projects that generate sustainable positive profit margins" and plans to "raise capital via private placement or public offering" in the event you do not have adequate liquidity. Please expand your disclosure to further clarify management's plans regarding
         "small scale environmental engineering projects" and other plans to address liquidity in the short- and long-term. Do the referenced private placements and public offerings take into account this offering? Please revise accordingly. Refer to Item 5(B)(1)(a) of Form
         20-F.
23. Please expand your disclosure to explain the significant changes for each of your business operations during the periods presented. For example, we note your disclosure that
         "[y]our business was temporarily suspended and construction projects were put on hold the first half of 2020 as a result of the pandemic," but it is unclear how that relates to the significant changes in the MVAC System and Other E&M System revenues for the six month periods presented. Refer to Item 5(A) of Form 20-F and Section III(D) of SEC
         Interpretive Release 33-6835.
24. Please discuss management's views on material trends in your industry and their impact on the business. We note, for example, recent news reports regarding the slowing growth of the Chinese economy and significant changes in the Chinese property market. Refer to
         Item 5(D) of Form 20-F.
 Pui Lung Ho
FirstName LastNamePui
WANG & LEE    GROUP, Lung
                      Inc. Ho
Comapany6,NameWANG
February   2022       & LEE GROUP, Inc.
February
Page 6 6, 2022 Page 6
FirstName LastName
25.      We note that you reference    Management   s Discussion and Analysis
of Financial
         Condition and Results of Operations   Critical Accounting Policies and
Estimates" in
         your last risk factor on page 18. However, disclosure regarding your critical accounting policies and estimates cannot be found in the filing. Please revise your disclosure to include a discussion of your critical accounting estimates. Refer to the disclosure requirements pursuant to Item 5.E of Form 20-F and Section V of SEC Release 33-8350.
Adjusted EBITDA and Adjusted EBITDA Margin, page 47

26. We note you present Adjusted EBITDA and Adjusted EBITDA Margin, which are non-
         GAAP measures. Please provide all disclosures required by Item 10(e)(1)(i) of
         Regulation S-K for each non-GAAP measure, including a reconciliation to the most directly comparable GAAP financial measure.
Industry, page 55

27. We note that you cite to various third party websites via inactive URLs throughout this section. It appears the data source you cite is from a prospectus citing information prepared by Frost & Sullivan for another issuer's prospectus. Please advise what consideration you gave to requesting approval to use the data. Additionally, if you retain the links and industry data please update or clarify why you are including estimated
         2018/2019 figures. Note that inclusion of links will cause you to be subject to the civil liability and antifraud provisions of the federal securities laws with reference to the information contained in the linked material. Please see Rule 105(c) of Regulation S-T.
Business, page 73

28. We note the statement in the first paragraph on page 73 that the construction industry "has been severely affected" and declined 9.4% in the first quarter of 2020. Please revise management's discussion and analysis to address this impact and further clarify the timing and extent of how your business "gradually resumed" during the second half of fiscal year
         2020.
29. We note the statement on page 67 that you are "mainly a subcontractor" and in most cases act as nominated subcontractor. Please revise to quantify approximately what percentage of your revenues are generated from subcontractor work and explain the process of becoming nominated.
30. We note the lengthy recitation of regulations beginning on page 77. You present regulatory requirements but do not explain how they fit in with your business. For example, you state on page 79 that "registration is valid for a period of three years" but do not indicate whether you are registered. As another non-exclusive example, you refer to
         "undertaking public works contracts" on page 80 and then indicate "[Suspended and removed]." Please revise to clearly identify the material regulations that affect you and describe in plain language the material effects of such government regulations on your business.
 Pui Lung Ho
FirstName LastNamePui
WANG & LEE    GROUP, Lung
                      Inc. Ho
Comapany6,NameWANG
February   2022       & LEE GROUP, Inc.
February
Page 7 6, 2022 Page 7
FirstName LastName
Management, page 90

31. Please revise to further clarify the executive officers' business experience. In this regard, we note the statement on page 6 that you have a competitive advantage due to your management team's "complementary skill sets and track record of financial success spanning over 40 years."
32. Please revise to include or explain why the Chief Operating Officer and other senior management identified in the graphic on page 69 are not included here. Related Party Transactions, page 96

33. We note your discussion on page F-30 regarding the amounts due as of December 31,
         2020 to Pui Leung Ho and your discussion on page 51 of the prospectus regarding director's loans being a source of your working capital. Please revise to include all responsive transactions and disclosure, including the name of the director involved in the loan. Refer to Item 7(B) of Form 20-F.
Shares Eligible for Future Use, page 111

34. We note your intention to issue underwriter warrants in connection with the offering.
         Please include appropriate disclosure on the cover page, prospectus summary and underwriting sections of your prospectus. In this regard, please refer to Item 10(A)(4) of
         Form 20-F.
Index to Consolidated Financial Statements, page F-1

35. Please tell us the consideration given to the requirements of Instructions to Item 8.A.4 of the Form 20-F, where audited financial statements in initial public offerings must be no more than 12 months old at the time of filing of the registration statement. We note you have confidentially submitted your IPO on Form F-1 that contains audited financial statements for the fiscal years ended December 31, 2020 and 2019. Please advise and comply, as applicable, with Instruction 2 to Item 8.A.4 of the Form
20-F.
Note 2 - Summary of Significant Accounting Policies
Principles of consolidation, page F-11

36. We note that the acquisition of WANG & LEE CONTRACTING LIMITED has been accounted for as a transaction between entities under common control. However, we also note that Pui Lung Ho owns 100% of your common stock through his ownership of WANG & LEE BROTHERS, Inc.; while WANG & LEE CONTRACTING LIMITED was owned 99% by Sau Lee Shirley Kam and 1% by Pui Lung Ho. Please
provide your
         detailed analysis of how you determined to account for the acquisition as a transaction between entities under common control. In your response, please clarify if there is a family relationship between Ms. Kam and Mr. Ho. and the nature of such relationship, or whether a formal agreement existed between Ms. Kam and Mr. Ho to vote their interests
 Pui Lung Ho
WANG & LEE GROUP, Inc.
February 6, 2022
Page 8
      in unison.
Exhibits

37. Please file, as Exhibit 15, a letter from the independent accountant that acknowledges awareness of the use in the registration statement of its report on your unaudited interim financial information.
General

38. Please revise the tables in Management's Discussion and Analysis and elsewhere to clarify the currency presented. In this regard, where you use other currencies, for example, the
      HK$ in the table on page 60, please provide equivalent figures clarifying the exchange rate.
        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-
3395 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNamePui Lung Ho
                                                            Division of
Corporation Finance
Comapany NameWANG & LEE GROUP, Inc.
                                                            Office of Real
Estate & Construction
February 6, 2022 Page 8
cc:       Benjamin Tan
FirstName LastName